                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                (AMENDMENT NO. 1)
                                       TO
                                  SCHEDULE 13D
                                 (Rule 13d-101)
                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13-2(a)


                         CANDLEWOOD HOTEL COMPANY, INC.
                         ------------------------------
                                (Name of Issuer)


                     Common Stock, Par Value $0.01 Per Share
                     ---------------------------------------
                         (Title of Class of Securities)


                                   13741M 10 8
                                 ---------------
                                 (CUSIP Number)


                                 Jack P. DeBoer
                             Chief Executive Officer
                              Lakepoint Office Park
                                9342 East Central
                              Wichita, Kansas 67206
                                 (316) 631-1300
                 ----------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                   Copies to:

                              Charles K. Ruck, Esq.
                                Latham & Watkins
                              650 Town Center Drive
                                 Twentieth Floor
                        Costa Mesa, California 92626-1925

                                  July 10, 1998
               --------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

                               Page 1 of 23 Pages
                           Exhibit Index is on Page 19

                                  SCHEDULE 13D

CUSIP NO. 13741M 10 8                                         PAGE 2 OF 22 PAGES

--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       DOUBLETREE CORPORATION
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (A) [X]
                                                                         (B) [ ]
--------------------------------------------------------------------------------
  3    SEC USE ONLY
--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*
       NOT APPLICABLE
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
       DELAWARE
--------------------------------------------------------------------------------
                 7   SOLE VOTING POWER
                     2,587,500 SHARES OF COMMON STOCK (SEE ITEMS 2 - 5)
  Number of    -----------------------------------------------------------------
    Shares       8   SHARED VOTING POWER
 Beneficially        16,661,640 SHARES OF COMMON STOCK (SEE ITEMS 2 - 5)
   Owned By    -----------------------------------------------------------------
     Each        9   SOLE DISPOSITIVE POWER
  Reporting          2,587,500 SHARES OF COMMON STOCK (SEE ITEMS 2 - 5)
    Person     -----------------------------------------------------------------
     With       10   SHARED DISPOSITIVE POWER
                     0 SHARES OF COMMON STOCK (SEE ITEMS 2 - 5)
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        SEE ITEM 5
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        SEE ITEM 5
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*
                CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 13741M 10 8                                         PAGE 3 OF 22 PAGES

--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        WARREN D. FIX, ON BEHALF OF HIMSELF, AND AS THE GENERAL PARTNER OF THE WARREN D. FIX FAMILY PARTNERSHIP, L.P. AND AS TRUSTEE FOR THE WARREN D. FIX DEFINED BENEFIT PLAN TRUST DATED JANUARY 1, 1989
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (A) [X]
                                                                         (B) [ ]
--------------------------------------------------------------------------------
  3    SEC USE ONLY
--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*
       NOT APPLICABLE
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
       UNITED STATES
--------------------------------------------------------------------------------
                 7   SOLE VOTING POWER
                     326,281 SHARES OF COMMON STOCK (SEE ITEMS 2 - 5)
  Number of    -----------------------------------------------------------------
    Shares       8   SHARED VOTING POWER
 Beneficially        16,661,640 SHARES OF COMMON STOCK (SEE ITEMS 2 - 5)
   Owned By    -----------------------------------------------------------------
     Each        9   SOLE DISPOSITIVE POWER
  Reporting          326,281  SHARES OF COMMON STOCK (SEE ITEMS 2 - 5)
    Person     -----------------------------------------------------------------
     With       10   SHARED DISPOSITIVE POWER
                     0 SHARES OF COMMON STOCK (SEE ITEMS 2 - 5)
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        SEE ITEM 5
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        SEE ITEM 5
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*
                IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 13741M 10 8                                         PAGE 4 OF 22 PAGES

--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       WARREN D. FIX FAMILY PARTNERSHIP, L.P.
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (A) [X]
                                                                         (B) [ ]
--------------------------------------------------------------------------------
  3    SEC USE ONLY
--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*
       NOT APPLICABLE
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
       KANSAS
--------------------------------------------------------------------------------
                 7   SOLE VOTING POWER
                     274,965 SHARES OF COMMON STOCK (SEE ITEMS 2 - 5)
  Number of    -----------------------------------------------------------------
    Shares       8   SHARED VOTING POWER
 Beneficially        16,661,640 SHARES OF COMMON STOCK (SEE ITEMS 2 - 5)
   Owned By    -----------------------------------------------------------------
     Each        9   SOLE DISPOSITIVE POWER
  Reporting          274,965 SHARES OF COMMON STOCK (SEE ITEMS 2 - 5)
    Person     -----------------------------------------------------------------
     With       10   SHARED DISPOSITIVE POWER
                     0 SHARES OF COMMON STOCK (SEE ITEMS 2 - 5)
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        SEE ITEM 5
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        SEE ITEM 5
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*
                PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 13741M 10 8                                         PAGE 5 OF 22 PAGES

--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       JACK P. DEBOER
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (A) [X]
                                                                         (B) [ ]
--------------------------------------------------------------------------------
  3    SEC USE ONLY
--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*
       NOT APPLICABLE
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
       UNITED STATES
--------------------------------------------------------------------------------
                 7   SOLE VOTING POWER
                     2,194,212 SHARES OF COMMON STOCK (SEE ITEMS 2 - 5)
  Number of    -----------------------------------------------------------------
    Shares       8   SHARED VOTING POWER
 Beneficially        16,661,640 SHARES OF COMMON STOCK (SEE ITEMS 2 - 5)
   Owned By    -----------------------------------------------------------------
     Each        9   SOLE DISPOSITIVE POWER
  Reporting          2,194,212 SHARES OF COMMON STOCK (SEE ITEMS 2 - 5)
    Person     -----------------------------------------------------------------
     With       10   SHARED DISPOSITIVE POWER
                     0 SHARES OF COMMON STOCK (SEE ITEMS 2 - 5)
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        SEE ITEM 5
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        SEE ITEM 5
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*
                IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 13741M 10 8                                         PAGE 6 OF 22 PAGES

--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        SKYLER SCOTT DEBOER, CO-TRUSTEE OF THE ALEXANDER JOHN DEBOER TRUST DATED MARCH 14, 1995, CO-TRUSTEE OF THE CHRISTOPHER SCOTT DEBOER TRUST DATED MARCH 14, 1995
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (A) [X]
                                                                         (B) [ ]
--------------------------------------------------------------------------------
  3     SEC USE ONLY
--------------------------------------------------------------------------------
  4     SOURCE OF FUNDS*
        NOT APPLICABLE
--------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) OR 2(e)                                                    [ ]
--------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        UNITED STATES
--------------------------------------------------------------------------------
                 7   SOLE VOTING POWER
                     0 SHARES OF COMMON STOCK (SEE ITEMS 2 - 5)
  Number of    -----------------------------------------------------------------
    Shares       8   SHARED VOTING POWER
 Beneficially        16,661,640 SHARES OF COMMON STOCK (SEE ITEMS 2 - 5)
   Owned By    -----------------------------------------------------------------
     Each        9   SOLE DISPOSITIVE POWER
  Reporting          0 SHARES OF COMMON STOCK (SEE ITEMS 2 - 5)
    Person     -----------------------------------------------------------------
     With       10   SHARED DISPOSITIVE POWER
                     112,276 SHARES OF COMMON STOCK (SEE ITEMS 2 - 5)
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        SEE ITEM 5
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        SEE ITEM 5
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*
                OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 13741M 10 8                                         PAGE 7 OF 22 PAGES

--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        LYNN A. DEBOER, CO-TRUSTEE OF THE ALEXANDER JOHN DEBOER TRUST DATED MARCH 14, 1995, CO-TRUSTEE OF THE CHRISTOPHER SCOTT DEBOER TRUST DATED MARCH 14, 1995
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (A) [X]
                                                                         (B) [ ]
--------------------------------------------------------------------------------
  3     SEC USE ONLY
--------------------------------------------------------------------------------
  4     SOURCE OF FUNDS*
        NOT APPLICABLE
--------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) OR 2(e)
--------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        UNITED STATES
--------------------------------------------------------------------------------
                 7   SOLE VOTING POWER
                     0 SHARES OF COMMON STOCK (SEE ITEMS 2 - 5)
  Number of    -----------------------------------------------------------------
    Shares       8   SHARED VOTING POWER
 Beneficially        16,661,640 SHARES OF COMMON STOCK (SEE ITEMS 2 - 5)
   Owned By    -----------------------------------------------------------------
     Each        9   SOLE DISPOSITIVE POWER
  Reporting          0 SHARES OF COMMON STOCK (SEE ITEMS 2 - 5)
    Person     -----------------------------------------------------------------
     With       10   SHARED DISPOSITIVE POWER
                     112,276 SHARES OF COMMON STOCK (SEE ITEMS 2 - 5)
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        SEE ITEM 5
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        SEE ITEM 5
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*
                OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

               This Amendment No. 1 ("Amendment") with respect to the Schedule 13D filed on May 4, 1998 (the "Statement"), relating to the Common Stock, par value $.01 per share, of Candlewood Hotel Company, Inc., a Delaware corporation, hereby amends the Statement in the following respects only, effective as of July 10, 1998. Unless otherwise indicated, all capitalized terms shall have the same meaning as provided in the Statement.

Item 1.        Security and Issuer.

               Item 1 is hereby amended and restated in its entirety as follows:

                      The title of the classes of equity securities to which this Schedule 13D relates are Common Stock, par value $0.01 per share (the "Common Shares"), Series A Cumulative Convertible Preferred Stock, par value $0.01 per share (the "Series A Preferred Shares"), Series B Cumulative Convertible Preferred Stock, par value $0.01 per share (the "Series B Preferred Shares" and, together with the Series A Preferred Shares, the "Preferred Shares"), and warrants ("Warrants") exercisable for Common Shares at the option of the holder, of Candlewood Hotel Company, Inc., a Delaware corporation (the "Company"). The address of the Company is 9342 East Central, Wichita, Kansas, 67206.

Item 2.        Identity and Background.

               Item 2 is hereby amended by the deletion of the second paragraph and the insertion of the following in replacement thereof:

                      This Amendment is filed by the Reporting Persons to report the execution of and agreement to be bound by the Amended and Restated Stockholders Agreement dated July 10, 1998 by and among the Reporting Persons, the Company and the parties listed on Schedule III (the "Restated Stockholders Agreement"), a copy of which is attached hereto as Exhibit 6. The Restated Stockholders Agreement replaces in its entirety the Stockholders Agreement dated September 22, 1997 by and among the Reporting Persons, the Company and the other parties thereto (the "Previous Stockholders Agreement") discussed in, and the subject of, the Statement as originally filed on May 4, 1998. Although all of the parties to the Restated Stockholders Agreement may constitute a group for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, this Amendment is filed only by the Reporting Persons.

Item 4.        Purpose of Transaction.

               Paragraphs one through six of Item 4 are hereby amended and restated in their entirety as follows:

                      On July 13, 1998 and August 3, 1998, the Company sold an aggregate of 42,000 shares of Series B Preferred Shares and warrants to purchase 336,000 Common Shares (the "Series B Warrants") to the parties listed on Schedule V (collectively, the "Series B Preferred Holders" and, together with the holders of the Series A Preferred Shares (the "Series A Preferred Holders"), the "Preferred Holders") for a purchase price per Series B Preferred Share of $1,000 and an aggregate purchase price of $42 million (the "Series B Preferred Stock Offering"). The Company's charter and bylaws were amended to reflect the changes in capitalization and in the structure of the Board of Directors of the Company (the "Board"). The Company has expressed its intent to use the proceeds from the Series B Preferred Stock Offering to fund the Company's national expansion of Candlewood hotels primarily through the development of Company-owned Candlewood hotels, and to a lesser extent through Company investment in the development of Candlewood hotels by its franchisees. In connection with the Series B Preferred Stock Offering, the Previous Stockholders Agreement was terminated and the Company, the Reporting Persons, certain of the holders of the Series A Preferred Shares and the holders of the Series B Preferred Shares, as listed on Schedule V to this Amendment entered into the Restated Stockholders Agreement.

                      Each Preferred Share is convertible into Common Shares at an initial ratio of approximately 105.26316 Common Shares per Preferred Share, subject to adjustment in the event of certain issuances of securities, or certain dividends, distributions, reclassifications, mergers, sales, consolidations, or other reorganizations. The holders of Preferred Shares vote, on an as converted basis, with the holders of Common Shares, as a single class, on the election of the Board and all other matters to be approved by the Company's stockholders. The outstanding Series A Preferred Shares currently represent a total of 6,842,105 Common Shares on an as-converted basis, or 33.2% of the voting power of the Company and the outstanding Series B Preferred Shares currently represent a total of 4,421,052 Common Shares on an as-converted basis, or 21.4% of the voting power of the Company. (See
        Item 5.) In addition, the holders of Preferred Shares have separate class voting rights with respect to certain transactions as enumerated in the Company's Certificate of Designations, Preferences and Relative, Participating, Optional and Other Special Rights of Preferred Stock and Qualifications, Limitations and Restrictions Thereof for each of the Series A Preferred Shares and the Series B Preferred Shares filed with the office of the Secretary of State for the State of Delaware on September 22, 1997 and July 13, 1998, respectively. The Series B Warrants are initially exercisable into 336,000 Common Shares at an exercise price of $12.00 per Common Share, subject to certain anti-dilution adjustments, and expire on July 10, 2005.

                      In connection with the Series B Preferred Stock Offering, the authorized number of members of the Board was increased from ten to twelve. The Restated Stockholders Agreement provides that, subject to certain conditions,

        (i) so long as each member of the Series A Purchaser Group (as defined below) holds at least 20% of the Preferred Shares that it originally purchased, Olympus Growth Fund II, L.P. ("Olympus"), Desai Capital Management, Inc. ("Desai") and Pecks Management Partners Ltd. ("Pecks") (collectively, the "Series A Purchaser Group") are each entitled to designate a single individual for nomination to stand for election to the Board (for a total of three director nominees selected by the Series A Purchaser Group) and (ii) so long as the Series B Preferred Holders hold at least 20% of the Series B Preferred Shares that were purchased in the Series B Preferred Stock Offering, the holders of at least a majority of the Series B Preferred Shares are entitled to designate a single individual for nomination to stand for election to the Board. The Restated Stockholders Agreement also provides that, subject to certain conditions described below, Doubletree (or a permitted transferee) shall be entitled to designate two individuals for nomination to stand for election to the Board, and DeBoer, the Christopher Trust, the Alexander Trust and Fix (collectively, the "DeBoer/Fix Holders") (or a permitted transferee) are entitled to collectively designate two individuals for nomination to stand for election to the Board. The Restated Stockholders Agreement permits, subject to certain conditions described below, Doubletree together with the DeBoer/Fix Holders to designate the remaining independent directors for nomination to stand for election to the Board and to designate the president of the Company for nomination to stand for election to the Board. Each of the parties to the Restated Stockholders Agreement has agreed to vote all of its Preferred Shares, all the Common Shares issued upon conversion of the Preferred Shares or exercise of the Warrants, excluding any shares sold in a Public Sale (as defined) and all Subject Shares (as defined), in favor of the individuals nominated to the Board by the other parties to the Restated Stockholders Agreement. Finally, pursuant to the Restated Stockholders Agreement, the Christopher Trust, the Alexander Trust and the Fix Partnership granted DeBoer an irrevocable proxy to vote their respective shares in certain circumstances.

                      Except as set forth above with respect to their agreement to vote their shares in favor of the designated nominees to the Board, the Parties to the Restated Stockholders Agreement retain voting power as to all other matters that may be subject to the vote of stockholders from time to time.

                      The rights and obligations of the Preferred Holders under the Restated Stockholders Agreement shall terminate as follows: (a) in the case of the Series A Preferred Holders, upon failure of all Series A Preferred Holders to collectively hold, beneficially or of record, at least 20% of the Series A Preferred Shares or Common Share equivalents purchased in the Series A Preferred Offering, (b) in the case of the Series B Preferred Holders, upon failure of all Series B Preferred Holders to collectively hold, beneficially or of record, at least 20% of the Series B Preferred Shares or Common Share equivalents purchased in the Series B Preferred Offering, or (c) in the case of any Preferred Holder, on the date that the Common Shares resulting from the conversion of Preferred Shares held by such Preferred Holder into Common Shares have been sold pursuant to an effective registration statement in accordance with the rules and regulations of the Securities and Exchange Commission or a sale pursuant to Rule 144 thereof. In addition, the rights and obligations of any of Olympus, Desai or Pecks under the Restated Stockholders Agreement terminate if such entity holds, beneficially or of record, less than 20% of the Series A Preferred Shares or Common Share equivalents purchased by such entity in the Series A Preferred Stock Offering. The rights and obligations of Doubletree and the DeBoer/Fix Holders under the Restated Stockholders Agreement as to their Common Shares terminate upon both the failure of such holders or their permitted transferees, collectively, to hold, beneficially or of record, at least 20% of the outstanding voting interests of the Company, and the termination of the rights of the Series A Preferred Holders and the Series B Preferred Holders pursuant to clauses (a) and (b) of this paragraph.

                      As of December 1, 1998, there are nine directors on the Board with three vacancies. Pursuant to the terms of the Restated Stockholders Agreement, Doubletree and the DeBoer/Fix Holders are entitled to nominate the persons to fill two of these vacancies and Desai is entitled to nominate the person to fill the remaining vacancy.

Item 5.        Interest in Securities of the Company.

               (a) Item 5(a) is hereby amended and restated in its entirety as follows:

                      The following table sets forth as of October 30, 1998 the name of each Reporting Person, the aggregate number of Common Shares beneficially owned by each such Reporting Person, and the percentage of the Common Shares beneficially owned by each such Reporting Person, in each case after giving effect to the conversion of the Company's Series A Preferred Shares, Series B Preferred Shares and Warrants into Common Shares.

                                                              PERCENTAGE OF                              PERCENTAGE OF
                                         COMMON SHARES        COMMON SHARES         COMMON SHARES        COMMON SHARES
                                          BENEFICIALLY         BENEFICIALLY          BENEFICIALLY         BENEFICIALLY
                                              OWNED                OWNED                OWNED                OWNED
                                            EXCLUDING            EXCLUDING            INCLUDING            INCLUDING
                                          OWNERSHIP VIA          OWNERSHIP            OWNERSHIP            OWNERSHIP
                                             RESTATED          VIA RESTATED          VIA RESTATED         VIA RESTATED
                                           STOCKHOLDERS        STOCKHOLDERS          STOCKHOLDERS         STOCKHOLDERS
REPORTING PERSONS                       AGREEMENT(1)(2)(3)    AGREEMENT(1)(2)     AGREEMENT(1)(3)(4)     AGREEMENT(1)(4)
-----------------                       ------------------    ---------------     ------------------     ---------------
Doubletree Corporation(5)                   2,587,500              12.5%              16,661,640              80.7%

Warren D. Fix Family                          274,965               1.3%              16,661,640              80.7%
  Partnership, L.P.

Warren D. Fix, on behalf of                   326,281               1.5%              16,661,640              80.7%
  himself and as the General
  Partner of the Warren D. Fix
  Family Partnership, L.P. and
  as Trustee for the Warren D.
  Fix Defined Benefit Plan Trust
  dated 1/1/89(6)

Jack P. DeBoer (7)                          2,194,212              11.1%              16,661,640              80.7%

Skyler Scott DeBoer (8),                      112,276                *                16,661,640              80.7%
  Co-Trustee of the Alexander
  Trust and Co-Trustee of the
  Christopher Trust

Lynn A. DeBoer (8), Co-Trustee                112,276                *                16,661,640              80.7%
  of the Christopher Trust and
  Co-Trustee of the Alexander
  Trust

--------------------------------------------------------------------------------
 *   Indicates less than 1%.

(1) Gives effect to the conversion of the Company's Series A Preferred Shares, Series B Preferred Shares and Warrants into Common Shares. After giving effect to such conversion, the total number of outstanding Common Shares is 20,624,157.

(2) Excludes all securities that the Reporting Person may be deemed to beneficially own solely through its execution of the Restated Stockholders Agreement.

(3)  Includes options exercisable within 60 days of October 30, 1998.

(4) Includes all securities that the Reporting Person may be deemed to beneficially own solely through its execution of the Restated Stockholders Agreement. Each Reporting Person is a party to the Restated Stockholders Agreement and therefore may be deemed to have acquired beneficial ownership, for purposes of Sections 13(d) and 13(g) of the Securities Exchange Act of 1934, as amended, of all equity securities of the Company beneficially owned by all other parties to the Restated Stockholders Agreement. The Reporting Persons are unaware of all of the holdings of the parties to the Restated Stockholders Agreement that are not Reporting Persons and have thus included only the Preferred Shares issued to such other parties in the Preferred Stock Offering. The Reporting Persons disclaim beneficial ownership of the listed shares except to the extent that they have a pecuniary interest therein.

(5) Doubletree is a wholly-owned subsidiary of Promus Hotel Corporation ("Promus"). The executive officers and directors of Doubletree also serve as executive officers and directors of Promus in the same capacities. Except for William L. Perocchi, Executive Vice President and Chief Financial Officer of Doubletree, who owns 3,000 shares of Common Shares or less than one percent of the outstanding Common Shares, no executive officer or director of Doubletree beneficially owns Common Shares.

(6) Includes 274,965 Common Shares that Fix may be deemed to beneficially own as the General Partner of the Fix Partnership. Includes 26,316 Common Shares (250 Series A Preferred Shares on an as-converted basis) held as Trustee for the Warren D. Fix Defined Benefit Plan Trust dated January 1, 1989. Includes 25,000 Common Shares subject to options exercisable in 60 days following October 30, 1998. Fix disclaims beneficial ownership of the listed shares except to the extent he has a pecuniary interest therein.

(7) Includes 2,087,149 Common Shares beneficially owned directly by DeBoer, and 105,263 Common Shares which represent 1,000 Series A Preferred Shares beneficially owned directly by DeBoer on an as-converted basis. Includes 1,800 Common Shares owned by DeBoer's wife. Excludes shares subject to proxy granted to DeBoer by Fix and the Christopher Trust and Alexander Trust in the Restated Stockholders Agreement.

(8) Includes 8,100 Common Shares held by Skyler Scott DeBoer, Lynn A. DeBoer's husband. Skyler Scott DeBoer and Lynn A. DeBoer have shared voting and dispositive power as to the 52,088 Common Shares held in the Christopher Trust and the 52,088 Common Shares held in the Alexander Trust.


               (b) Item 5(b) is hereby amended and restated in its entirety as follows:

                      See the response to Items 5(a) above, and numbers 7-11 and 13 set forth on the cover pages hereto, for information with respect to each Reporting Person regarding the number of equity securities of the Company to which this Schedule 13D relates as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or direct disposition or shared power to dispose or to direct the disposition.

                      With respect to the responses to Items 7 and 8 set forth on the cover pages hereto, the Reporting Persons have assumed that each Reporting Person has the sole power to vote the Common Shares directly owned by such Reporting Person, but shared power to vote the Common Shares beneficially owned by each of the other Reporting Persons as a result of the terms of the Restated Stockholders Agreement.

                      Except as described in Item 4 with respect to their agreement to vote their shares in favor of the designated nominees to the Board, the parties to the Restated Stockholders Agreement retain voting power as to all other matters that may be subject to the vote of stockholders from time to time.

               (c) Schedule IV attached hereto sets forth all transactions in the Company's equity securities effected by or for the account of any of the Reporting Persons or the persons set forth on Schedule II during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

               Item 6 is hereby amended and restated in its entirety as follows:

                      The Reporting Persons have filed this Amendment No. 1 to
        Schedule 13D to report the execution and delivery of the Restated Stockholders Agreement, pursuant to which the Reporting Persons and others have agreed, among other things, to vote the equity securities of the Company held by them for the nominees for the Board of the other parties to the Restated Stockholders Agreement in accordance with the terms and upon the conditions set forth therein. As a result of their agreement to act together for the purpose of voting the equity securities of the Company in accordance with the terms of the Restated Stockholders Agreement, each Reporting Person is deemed to have acquired beneficial ownership, for purposes of Sections 13(d) and 13(g) of the Securities Exchange Act of 1934, as amended, as of the date of the Restated Stockholders Agreement, of all equity securities of the Company beneficially owned by each Reporting Person. Accordingly, each of the Reporting Persons has filed this Amendment No. 1 to Schedule 13D to report the "acquisition" of beneficial ownership of more than five percent of the equity securities of the Company to which this Amendment No. 1 to Schedule 13D relates. However, each Reporting Person disclaims beneficial ownership of the equity securities of every other party to the Restated Stockholders Agreement except to the extent that the Reporting Person has a pecuniary interest therein.

                      Additionally, the Company, the Reporting Persons and the other Preferred Holders have entered into an Amended and Restated Registration Rights Agreement dated July 10, 1998 (the "Registration Rights Agreement"), a copy of which is attached hereto as Exhibit 7. The Registration Rights Agreement terminates that certain Registration Rights Agreement dated September 22, 1997 among the Company, the Reporting Persons and the other Preferred Holders. Pursuant to the terms of the Registration Rights Agreement, the Reporting Persons have two demand registration rights under which they may require (subject to certain limitations) the Company to register under the Securities Act of 1933, as amended, certain Common Shares owned by the parties. The Company is not required to file a registration statement upon exercise of these demand registration rights within 180 days following any underwritten public offering of Common Shares or securities, convertible into or exercisable or exchangeable for Common Shares. The Company is also obligated to allow the parties to participate in underwritten offerings originated by the Company, subject to certain limitations. All expenses of any registration relating to securities as provided in the Registration Rights Agreement (other than underwriting discounts and commissions and fees and expenses of counsel for selling stockholders) are to be borne by the Company.

Item 7.        Material to be Filed as Exhibits.

               Item 7 is hereby amended by the insertion of the following:

                 Exhibit 6: Amended and Restated Stockholders Agreement dated July 10, 1998.*

                 Exhibit 7: Amended and Restated Registration Rights Agreement dated July 10, 1998.*

                 * Incorporated by reference to the Company's Current Report on Form 8-K filed on August 10, 1998.

                                    SIGNATURE
                                    ---------

               After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  December 14, 1998

                                            DOUBLETREE CORPORATION


                                            By: /S/   PETER H. KESSER
                                                --------------------------------
                                                Name:   Peter H. Kesser
                                                Title:  Vice President

                                    SIGNATURE
                                    ---------

               After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  December 14, 1998



                                          WARREN D. FIX FAMILY PARTNERSHIP, L.P.


                                          By: /S/  WARREN D. FIX
                                              ----------------------------------
                                              Name:   Warren D. Fix
                                              Title:  General Partner


                                          WARREN D. FIX, for himself and on
                                          behalf of the WARREN D. FIX DEFINED
                                          BENEFIT PLAN TRUST DATED JANUARY 1,
                                          1989


                                          By: /S/  WARREN D. FIX
                                              ----------------------------------
                                              Name:  Warren D. Fix

                                    SIGNATURE
                                    ---------

               After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  December 14, 1998



                                       /S/  JACK P. DEBOER
                                       -----------------------------------------
                                       Jack P. DeBoer

                                    SIGNATURE
                                    ---------

               After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  December 14, 1998



                                       THE ALEXANDER JOHN DeBOER TRUST
                                       DATED MARCH 14, 1995


                                       By: /S/  SKYLER SCOTT DEBOER
                                           -------------------------------------
                                           Name: Skyler Scott DeBoer, Co-Trustee

                                       By: /S/  LYNN A. DEBOER
                                           -------------------------------------
                                           Name:  Lynn A. DeBoer, Co-Trustee


                                       THE CHRISTOPHER SCOTT DeBOER TRUST
                                       DATED MARCH 14, 1995


                                       By: /S/  SKYLER SCOTT DEBOER
                                           -------------------------------------
                                           Name: Skyler Scott DeBoer, Co-Trustee


                                       By: /S/  LYNN A. DEBOER
                                           -------------------------------------
                                           Name: Lynn A. DeBoer, Co-Trustee

                                  EXHIBIT INDEX
                                  -------------


        Exhibit 6: Amended and Restated Stockholders Agreement dated July 10,
                   1998.*

        Exhibit 7: Amended and Restated Registration Rights Agreement dated July
                   10, 1998.*

        * Incorporated by reference to the Company's Current Report on Form 8-K filed on August 10, 1998.

                                   SCHEDULE II
                             DIRECTORS AND OFFICERS
                            OF EACH REPORTING PERSON
                              THAT IS A CORPORATION
                       OR A GENERAL OR LIMITED PARTNERSHIP
                         AND OF EACH PERSON CONTROLLING
                               A REPORTING PERSON


        Schedule II is hereby amended by the deletion of reference to the following persons for the reasons set forth below:

                Raymond E. Schultz is no longer the Chairman of the Board and Chief Executive Officer of Promus and Doubletree. Richard. M. Kelleher is no longer the President, Chief Operating Officer and Director of the Promus and Doubletree. Richard J. Ferris and Michael D. Rose are no longer Directors of Promus.

        Schedule II is hereby further amended by the insertion of the following:

                Norman P. Blake, Jr. is the Chairman of the Board of Directors of Promus and the Chief Executive Officer and President of Promus and Doubletree. The following table sets forth information regarding the business address, principal occupation and citizenship of Mr. Blake.


        Name:                   Norman P. Blake, Jr.

        Business Address:       755 Crossover Lane, Memphis, TN  38117

        Principal Occupation    Chairman of the Board of Promus and Chief
        or Employment:          Executive Officer and President of Doubletree
                                and Promus

        Name, Address and       Promus and Doubletree, 755 Crossover Lane,
        Principal Business of   Memphis, TN 38117 (Hotel Business)
        Employer:

        Citizenship:            United States

                                   SCHEDULE IV
                           INFORMATION WITH RESPECT TO
                TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS

        Schedule IV is hereby amended as follows:

                                          NUMBER AND TYPE OF
                         DATE OF                SHARES             PRICE PER
NAME                   TRANSACTION             PURCHASED             SHARE
------------------    --------------     --------------------    ---------------
Jack P. DeBoer          11/17/98           11,000 shares of          $4.125
                                             Common Stock

Jack P. DeBoer          11/19/98            6,000 shares of          $4.125
                                             Common Stock

                                   SCHEDULE V
              OTHER PARTIES TO THE RESTATED STOCKHOLDERS AGREEMENT
              ----------------------------------------------------

Olympus Growth Fund II, L.P.

Olympus Executive Fund, L.P.

Morgan Guaranty Trust Company of
  New York, as Trustee of the Commingled
  Pension Trust Fund (Multi-Market Special
  Investment Fund II) of Morgan Guaranty Trust
  Company of New York

Morgan Guaranty Trust Company of
  New York, as Trustee of the Multi-Market
  Special Investment Trust Fund of
  Morgan Guaranty Trust Company of
  New York

Morgan Guaranty Trust Company of
  New York, as Investment Manager and
  Agent for the Alfred P. Sloan Foundation
  (Multi-Market Account)

Chase Venture Capital Associates, L.P.

Private Equity Investors III, L.P.

Equity-Linked Investors-II

LNR Candlewood Holdings, Inc.

Delaware State Employees' Retirement Funds

Declaration of Trust for the Defined Benefit Plan of Zeneca Holdings Inc.

Declaration of Trust for the Defined Benefit Plan of ICI American Holdings Inc.

J.W. McConnell Family Trust

Advance Capital Partners, L.P.

Advance Capital Offshore Partners, L.P.

Allied Capital Corporation

Allied Capital Corporation II

The FFJ 1997 Nominee Trust

The Mutual Life Insurance Company Of New York

J. Romeo & Co.

Harbor Investments Ltd.

Strong Special Investment Limited Partnership

Strong Quest Limited Partnership

                                   SCHEDULE VI
                     PURCHASERS OF SERIES B PREFERRED STOCK
                     --------------------------------------


Advance Capital Offshore Partners, L.P.

Advance Capital Partners, L.P.

Brody, Robert

Declaration of Trust for the Defined Benefit Plan of ICI American Holdings, Inc.

Declaration of Trust for the Defined Benefit Plan of Zeneca Holdings, Inc.

Delaware State Employees' Retirement Funds

Equity-Linked Investors-II, L.P.

J. Romeo & Co.

The Mutual Life Insurance Company of New York

J. W. McConnell Family Trust

Kantor, Steve

Olympus Executive Fund, L.P.

Olympus Growth Fund II, L.P.

Private Equity Investors III, L.P.

Ruck, Charles